SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-36621

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant’s name into English)

2 Holzman Street, Weizmann Science Park
Rehovot, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On September 28, 2016, Foamix Pharmaceuticals Ltd. (“Foamix” or the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) by and among Foamix, the Attorney-in-Fact on behalf of the selling shareholders listed in Schedule II thereto and Barclays Capital Inc. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters listed in Schedule I thereto, relating to an offering of an aggregate of 6,000,000 ordinary shares (the “Firm Shares”) of the Company, par value NIS 0.16 per share. Of the 6,000,000 Firm Shares, 5,700,000 ordinary shares were sold by the Company and 300,000 ordinary shares were sold by certain selling shareholders. The offering price to the public is $9.50 per Firm Share, and the Underwriters purchased the Firm Shares pursuant to the Underwriting Agreement at a price of $8.93 per Firm Share. Pursuant to the Underwriting Agreement, the Company has granted the underwriters an option for 30 days to purchase up to an additional 900,000 ordinary shares.

The Firm Shares are being sold pursuant to a prospectus supplement, dated September 28, 2016, and related prospectus, dated September 23, 2016, each filed with the U.S. Securities and Exchange Commission (the “SEC”), relating to the Company’s registration statement on Form F-3 (File No. 333-207546).

A copy of the Underwriting Agreement is filed as Exhibit 1.1 hereto. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

The information contained in this Form 6-K is incorporated by reference into (i) the registration statement on Form S-8 (File No. 333-199486) of the registrant, filed with the SEC, as amended by the post-effective registration statement on Form S-8 POS filed February 5, 2016, (ii) the registration statement on Form S-8 (File No. 333-209403) of the registrant, filed with the SEC, and (iii) the registration statement on Form F-3 (File No. 333-207546) of the registrant, effective as of September 23, 2016, as amended, in each case to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS
The following exhibits are being filed herewith:

Exhibit 1.1:
Underwriting Agreement, dated September 28, 2016, by and among Foamix Pharmaceuticals Ltd., the Attorney-in-Fact on behalf of the selling shareholders listed in Schedule II thereto and Barclays Capital Inc. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters listed in Schedule I thereto

Exhibit 5.1:	Opinion of Herzog Fox & Neeman
Exhibit 23.1:	Consent of Herzog Fox & Neeman (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD.

Date: September 30, 2016	By:	/s/ Ilan Hadar
Name: Ilan Hadar
Title: Chief Financial Officer